

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 20, 2007

Jacq J.M. Derckx
Director Corporate Control
HQ-4.02, Akzo Nobel N.V.
Velperweg 76, 6824 BM
Arnhem, The Netherlands

> **Re:** **Akzo Nobel N.V.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 0-17444**

Dear Mr. Derckx:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief